NO ACT

PE
12-13-11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

12025138

January 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-10-12

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
RICHARD.GROSSMAN@SKADDEN.COM

Re: American Express Company
Incoming letter dated December 13, 2011

Dear Mr. Grossman:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 13, 2011

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 13, 2011

__VIA ELECTRONIC MAIL__ (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
__Exclusion of Shareholder Proposal Submitted by Peter W. Lindner__

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "__Exchange Act__"), we are writing on behalf of American Express Company (the "__Company__") to request that the Staff of the Division of Corporation Finance (the "__Staff__") of the Securities and Exchange Commission (the "__Commission__") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "__Proposal__") of Mr. Peter W. Lindner (the "__Proponent__") may be properly omitted from the proxy materials (the "__Proxy Materials__") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "__2012 Annual Meeting__").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("__SLB No. 14D__"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on December 7, 2011 including a cover email, attached as __Exhibit A__. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the Proposal is set forth below.

> In line with the laws and rules against employee **discrimination**, Amex shall amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

SIMILARITY TO PRIOR PROPOSALS

As an initial matter, the Company notes that the Proposal is substantially identical to the proposals (each, a "Prior Proposal") that the Proponent submitted for inclusion in the Proxy Materials for each of the Company's 2007, 2008, 2009, 2010 and 2011 annual meetings of shareholders. The Staff concurred with the exclusion of each of the Prior Proposals pursuant to (i) Rule 14a-8(i)(4) as matter relating to the redress of a personal claim or grievance (in the case of the 2011 annual meeting), (ii) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations (in the case of each of the 2007 and 2009 annual meetings) and (iii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for the submission of shareholder proposals (in the case of the 2008 and 2010 annual meetings). A copy of the Prior Proposals submitted by the Proponent in connection with the 2007, 2008, 2009, 2010 and 2011 annual meetings, together with the Company's no-action request letters in connection therewith (in each case with certain attachments omitted) and the Staff's response thereto, are attached as Exhibits B, C, D, E and F, respectively.

We also note that three separate courts have ruled that the Prior Proposals were excludable. In connection with a lawsuit that the Proponent brought against the Company, the Proponent, notwithstanding the Staff's no-action letter, sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2009 annual meeting of shareholders. In a bench ruling upholding the Staff's no-action letter and finding that the Company did not need to include the Prior Proposal in its proxy materials, U.S. District Court Judge John G. Koetl stated, "[i]n light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in [the Company's] proxy materials." Transcript of Preliminary Injunction Hearing at 27:20-25, Peter W. Lindner v. American Express et. al, No. 06 Civ. 3834 (S.D.N.Y. April 23, 2009). The relevant portion of this transcript is attached as Exhibit G.

Additionally, in connection with a separate lawsuit filed in January 2010 (the "First 2010 Action"), the Proponent ultimately sought a court order regarding the Prior Proposal that the Proponent submitted to the Company in connection with the Company's 2011 annual meeting of shareholders (the "2011 Annual Meeting"). In the First 2010 Action, on June 27, 2011, James L. Cott, United States Magistrate Judge recommended that "the Court should also dismiss Lindner's claims relating to the 2011 proposal because American Express properly excluded that proposal under SEC Rules l4a-8(i)(4) and l4a-8(i)(7)." On August 15, 2011, U.S. District Court Judge Jed S. Rakoff entered an order adopting Magistrate Judge Cott's recommendation, and on August 20, 2011, he entered an order reaffirming the August 15, 2011 order. A copy of the recommendation and two orders adopting the Magistrate's recommendation are attached as Exhibits H, I and J respectively.[1]

Simultaneously, while his application to proceed *in forma pauperis* in the First 2010 Action was pending, in March 2010 the Proponent sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2010 annual meeting of shareholders (the "2010 Annual Meeting") (the "Second 2010 Action"). In the Second 2010 Action, U.S. District Court Judge Sidney H. Stein upheld the Staff's no-action letter and found that the Company did not need to include the Prior Proposal in its proxy materials, stating that "because it is untimely, in part because there's support for that position in the no-action letter of the SEC, I'm finding that [the Company] has no obligation to include [the Proponent's] request for a proposal on the ballot to go to the shareholders." Transcript of Preliminary Injunction Hearing and Trial at 15:12-16, Peter Lindner v. American Express et. al, No. 10 Civ. 2267 (S.D.N.Y. April 2, 2010). The relevant portion of this transcript is attached as Exhibit K.

This letter sets forth reasons for the Company's belief that the Proposal may be properly excluded from the Proxy Materials. These reasons are substantially similar to the reasons set forth in previous letters to the Staff that have been submitted by, or on behalf of, the Company in relation to exclusion of the Prior Proposals from the Company's proxy materials for its prior annual meetings.

---

1 The Proponent has filed to appeal this ruling to the United States Court of Appeals for the Second Circuit.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(e)(2) because it was received after the deadline for submitting proposals, Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, and Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

1. The Company may omit the Proposal pursuant to Rule 14a-8(e)(2) because it was received after the deadline for submitting proposals.

On December 7, 2011, Mr. Joseph Sacca of Skadden, Arps, Slate, Meagher & Flom LLP, received an email from the Proponent which stated, "I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination[], and having a Truth Commission . . . . Please inform me via email or Fedex within 48 hours of the deadline for submission." Later on December 7, 2011, Mr. Sacca forwarded the Proponent a letter from the Company which stated, in part, "[a]s disclosed in the Company's proxy materials in connection with its 2011 annual meeting of shareholders, the deadline to submit a shareholder proposal for inclusion in the Company's proxy statement pursuant to Rule 14a-8 was November 23, 2011." A copy of the Proponent's email and Mr. Sacca's response, including the Company's letter, are attached hereto as Exhibit L.

Notwithstanding the Company's advising the Proponent that the Rule 14a-8 deadline had occurred on November 23, 2011, later on December 7, 2011, the Proponent sent another email to Mr. Sacca, attaching two copies of the Proposal as well as a copy of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"). A copy of this email, including one copy of the Proposal attached thereto (and omitting SLB No. 14), is attached hereto as Exhibit A.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." However, a different deadline applies if "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The proxy statement for the 2011 Annual Meeting that was held on May 2, 2011, was first mailed to shareholders on or about March 22, 2011. The 2012 Annual Meeting is scheduled for a date that is within 30 days of the date on which the 2011 Annual Meeting was held. Because the Company held an annual meeting for its shareholders in 2011 and because the 2012 Annual Meeting is scheduled for a date that is within 30 days of the date of the 2011 Annual Meeting, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date the Company's proxy statement in connection with the 2011 Annual Meeting was released to shareholders. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2011 proxy statement under the caption "Requirements, Including Deadlines, For Submission Of Proxy Proposals, Nomination Of Directors, And Other Business Of Shareholders," which states that proposals of shareholders intended to be presented at the 2012 Annual Meeting must have been received by the Company "no later than November 23, 2011."

As discussed above, the Proponent emailed the Proposal to Mr. Sacca on December 7, 2011.[2] Mr. Sacca promptly forwarded this email to the Company, so the Company received the Proposal on December 7, 2011, well after the November 23rd deadline established under the terms of Rule 14a-8. Therefore, the Proposal was not received by the Company until a date that was fourteen (14) calendar days after the deadline for submission of Rule 14a-8 proposals for inclusion in the Proxy Materials.

We note that, in the correspondence accompanying the submission of the Proposal, the Proponent asserted that, "Amex has two weeks to respond to my proposal and I have 14 days to cure it. I will consider that my defect" and then pointed to the statement in SLB No. 14 that: "[i]f a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal."

However, both Rule 14a-8(f) and SLB No. 14, clearly state that a proponent is not entitled to notice of a defect if the defect cannot be remedied, such as if a proposal is submitted after the deadline. SLB No. 14 states:

> **c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**
>
> The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The

2 We note that the Proposal was not delivered to the Company's "principal executive offices," but rather was sent to the counsel who has represented the Company in the litigation with the Proponent concerning the Prior Proposals.

> same would apply, for example, if ... the shareholder failed to submit a proposal by the company's properly determined deadline[.]

Accordingly, since the Proposal was not submitted in a timely fashion, the Company was not required to notify the Proponent of such deficiency since it cannot be remedied.

The Staff has made it clear that it will strictly enforce the deadline for submission of proposals without inquiring as to the reasons for failure to meet the deadline, even in cases where the proposal is received only a few days late. *See*, e.g., *Verizon Communications, Inc.* (Jan. 7, 2011) (permitting exclusion of a proposal received one day after the submission deadline); *U.S. Bancorp* (Jan. 4, 2011) (permitting exclusion of a proposal received seven days after the submission deadline); Johnson *& Johnson* (Jan. 13, 2010) (same); and *Pro-Pharmaceuticals, Inc.* (Mar. 18, 2009) (permitting exclusion of proposal received two days after the submission deadline). In addition, as discussed above, the Staff has previously concurred with the exclusion of Prior Proposals that were submitted after the deadline in connection with the Company's 2008 and 2010 annual meetings. *See* Exhibits C and E.

We respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials because the Proposal was not submitted to the Company by the deadline calculated pursuant to Rule 14a-8(e)(2).

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the Proposal seeks to establish "mandatory penalties" for violations of the Company's Employee Code of Conduct (the "Code"), and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

The Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. Indeed, in substantially similar proposals made by the Proponent in 2007 and 2009, the Staff concurred with the Company's view that such Prior Proposals could be excluded from the Company's proxy materials "under rule 14a-8(i)(7), as relating to [the Company's] ordinary business operations (i.e., terms of its code of conduct)." *See* Exhibits B and D. Additionally, in *International Business Machines Corp.* (Jan. 7, 2010), the Staff, in granting no-action relief where a proponent requested that IBM restate and enforce its standards of ethical behavior, stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." In *AES Corp.* (Jan. 9, 2007), the Staff granted no-action relief where the proponent sought to have AES establish an ethics oversight committee. Also, in *Monsanto Co.* (Nov. 3, 2005), the Staff granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in *NYNEX Corp.* (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also Transamerica Corp.* (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded on similar grounds.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears toward the Company and its management.

As noted above, the Staff concurred with the Company that a proposal that was substantially similar to the Proposal could be excluded from the Company's proxy materials in connection with the 2011 Annual Meeting pursuant to Rule 14a-8(i)(4) because "the proposal appears to relate to the redress of a personal claim or grievance against the company."

Like the proposal submitted to the Company in connection with the 2011 Annual Meeting, the fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company regarding the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company, including litigation relating to the Prior Proposals. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, the Proponent filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. The Proponent and the Company settled this action in November 2010. Additionally, the Proponent has brought two separate actions against the Company in the U.S. District Court for the Southern District of New York to challenge the exclusion of two Prior Proposals (Civil Action No. 10 CV 2228; Civil Action No. 10 CV 2267).

Based in part on the repeated submission of substantially similar proposals over a period of several years, the Company believes that it is clear that the

Proponent has submitted the Proposal in an effort to exact retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation and litigation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g., American Express Co.* (Jan. 13, 2011) (attached hereto as Exhibit F); *General Electric Co.* (Jan. 12, 2007); *Morgan Stanley* (Jan. 14, 2004), *International Business Machines Corp.* (Dec. 18, 2002); *International Business Machines Corp.* (Nov. 17, 1995); and *Pfizer Inc.* (Jan. 31, 1995).

We respectfully request the Staff's concurrence with the Company's view that, for the reasons outlined above, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(4) because it, like the Prior Proposal submitted by the Proponent in connection with the 2011 Annual Meeting, relates to the Proponent's personal claim or grievance against the Company.

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Richard J. Grossman

Attachments

cc: Carol V. Schwartz, Esq.
American Express Company

Mr. Peter W. Lindner (by email***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

EXHIBIT A

From: Peter main email ***FISMA & OMB Memorandum M-07-16***
To: Sacca, Joseph N (NYC)
Subject: American Express
Date: 12/7/2011 6:29:15 PM
CC: cfletters@sec.gov
BCC:

Message:

To the SEC and Amex:

Given the long and disputed nature of my shareholder proposal, I ask the SEC to allow this proposal which was wrongly excluded from the April 2007 Shareholder Meeting, and was lied about by Joe Sacca, Esq. to USDJ Koeltl in SDNY when Joe said in writing and in court that Amex had never stopped me from submitting to the SEC, even though his co-counsels (Jean Park, Esq. of KDW and Jason Brown, Esq of Amex↕ s General Counsel↕ s Office) formulated those restrictions on me, subject to contempt of Court.

Mr. Sacca has not even amended his answer to the Court, which is required under NY Judiciary '487, and is a criminal misdemeanor for which he should have been, and still should be disbarred, along with his co-counsels. I note that Jason Brown, Esq. was complicit in covering up the violation of the Amex Code of Conduct and of Title VII of the Civil Rights act of 1964, and of the June 2000 Amex ┬ Lindner out of court settlement that the General Counsel↕ s Office signed, as did Ash Gupta, now President of Banking of Amex Bank, which received TARP money.

Given that I am gay, and that Qing Lin violated my rights by firing me in 1998 after I complained about his repeated touching of me, it is incredible that Amex then allowed Qing to cover up his violation / retaliation in 2005 and that Jason Brown helped cover it up for 4 years, until he was deposed by me.

Amex is telling the Judge in the case not to allow me to get the videos of those 2 testimonies which I paid thousands of dollars for, and which constitute violation of my right to free speech, and Amex↕ s allowing the Court to seize my property without any criminal actions on my part.

I hereby ask that the SEC allow me to post those videos, so the shareholders can see that the General Counsel↕ s Office aided and abetted a bigoted employee (VP Qing) and then get the Court to not allow me to even get my original or copy of those tapes which I paid for in full.

Regards,

Peter Lindner

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

From: Sacca, Joseph N
Sent: Wednesday, December 07, 2011 5:11 PM
To: 'Peter main email'
Subject: RE: American Express

Please see attached.

From: Peter main emai***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 07, 2011 12:19 PM
To: Sacca, Joseph N (NYC)
Cc: cfletters@sec.gov
Subject: American Express

To American Express:

I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination*, and having a Truth Commission to find out exactly what discrimination has occurred at Amex over the past 15 years.

1) Please inform me via email or Fedex within 48 hours of the deadline for submission, and to whom I can email it to. I certify I have more than $2,000 in Amex shares.

2) Please tell me if you have any objection to removing any restrictions on me contacting American Express people via email or US Mail regarding this shareholder proposal.

Regards,

Peter Lindner

FISMA & OMB Memorandum M-07-16

*This concerns discrimination against gays and older people, etc. under various federal, State, and local laws, in particular the Civil Rights Act of 1964, the OWBPA (Older Workers Benefits Protection Act), NY State Human Rights and NYC Human Rights which specifically include gay people, of which I am one.

> ‖ The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the

workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]¶ [cite 43: See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).]

http://www.sec.gov/rules/final/34-40018.htm

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****
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This email (and any attachments thereto) is intended only for use by the addressee(s) named herein and may contain legally privileged and/or confidential information. If you are not the intended recipient of this email, you are hereby notified that any dissemination, distribution or copying of this email (and any attachments thereto) is strictly prohibited. If you receive this email in error please immediately notify me at (212) 735-3000 and permanently delete the original email (and any copy of any email) and any printout thereof.

Further information about the firm, a list of the Partners and their professional qualifications will be provided upon request.
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Attachments:

Notice Of Apr 2012 Shareholder Proposal - ver a.doc

Notice Of Apr 2012 Shareholder Proposal - ver a.pdf

SEC rules on shareholder proposal process cfslb14.pdf

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
(or to whomever is in charge of Shareholder Proposals)
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: Wednesday, December 07, 2011

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2012. **Please confirm the timely receipt of this proposal, even though Mr. Sacca's letter today stated that the deadline was 2 weeks ago on November 23rd, 2011**, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. I note that less than 10 business days have elapsed due to the Thanksgiving holiday weekend, and that the deadline is typically in the last week in December, and that Amex has two weeks to respond to my proposal and I have 14 days to cure it. I will consider that my defect. The quote is:

14-day notice of defect(s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

[SEC document on Rule 14a-8, **Date:** July 13, 2001]

Please <u>also</u> confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action before

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

"**Friday, April 06, 2007**

...

Dear Judge Koeltl,

Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.

I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**

As I have continued to do, I will abide by the confidentiality agreement.

Sincerely,

Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 2006, yet denied it in a letter to me in March 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And that
4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

In line with the laws and rules against employee **discrimination**, Amex shall amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Peter W. Lindner"
[Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

" 10
94n3linc Motion
MR. SACCA: Good afternoon, your Honor. I will be
very brief. I don't intend to repeat anything that was in our
papers, unless your Honor would like clarification.
I would like to address just a couple points. One is
the accusation that we've made misrepresentations to the Court
about Mr. Lindner's ability to communicate with the SEC. There
is in fact no evidence in the record that Mr. Lindner was under
any prohibition from responding to the SEC in response to
American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: more than 100 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner December 7, 2011 NYC, NY

EXHIBIT B

January 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT C

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston
Special Counsel

American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

RECEIVED
2008 JAN 14 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence to the Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. (Please note that in an e-mail, dated January 9,

2008, from the Proponent to Stephen P. Norman, the Company's Secretary, the Proponent confirmed to the Company that he wished to have the Proposal included in the Company's Proxy Materials. For your information, a copy of the Proponent's January 9th e-mail is attached hereto as Exhibit B.) The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 28, 2008. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2007, was dated March 14, 2007, and was first mailed to shareholders on or about March 16, 2007. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 28, 2008, a date that is within 30 days of the date on which the 2007 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2007 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2007 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2007 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 17, 2007.

The Proposal was received by the Company via e-mail on December 27, 2007, which was well after the November 17, 2007 deadline established under the terms of Rule 14a-8. (For your information, a manually signed copy of the Proponent's December 27th e-mail containing the Proposal (which the Proponent apparently mistakenly dated, December 30, 2007), which the Proponent sent to the undersigned via certified mail on December 28, 2007, is attached hereto as Exhibit C.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty (40) days after the deadline for submissions.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2008 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. It should be noted, however, that Mr. Norman, by e-mail dated January 9, 2008, notified the Proponent that the Company did not intend to include the Proposal in the Company's Proxy Materials for the 2008 Annual Meeting of Shareholders. A copy of Mr. Norman's January 9th e-mail sent to the Proponent is attached hereto as Exhibit D. (Please note that the Proponent's response to Mr. Norman's January 9th e-mail is referenced above and attached hereto as Exhibit B.)

Additionally, we also would like to bring to the Staff's attention that the Proponent submitted a substantially similar proposal to the Company on October 11, 2006 for inclusion in the Company's proxy materials for the 2007 Annual Meeting. In a letter, dated December 15, 2006, the Company requested no-action relief from the Staff if the Company excluded this substantially similar proposal from its proxy materials. The Staff granted such relief in a letter dated January 23, 2007. Accordingly, if the Staff were inclined to deem the Proponent's Proposal to be timely submitted for the 2008 Annual Meeting, we would request that the Staff exclude the Proposal on the same substantive grounds cited in our December 15, 2006 letter regarding the substantially similar proposal. For your information, a copy of the Company's December 15, 2006 letter to the Staff and the Staff's January 23, 2007 letter to the Company are attached hereto as Exhibit E.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 14, 2008 and March 17, 2008. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2008 Annual Meeting.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Enclosures

cc: Mr. Stephen P. Norman

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

EXHIBIT A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) **Name and address of shareholder bringing proposal:**

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT D

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

AMERICAN EXPRESS

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

December 17, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on September 6, 2008 a proposal dated the same (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2009 Annual Meeting for the reasons set forth herein.

GENERAL

The 2009 Annual Meeting is scheduled to be held on or about April 27, 2009. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 10, 2009, and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSALS

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

SIMILARITY TO PRIOR PROPOSAL

As an initial matter, it should be noted that the Proposal is substantially identical to the proposals (the "Prior Proposals") that the Proponent submitted for inclusion in the Company's proxy materials for each of the Company's 2007 and 2008 Annual Meeting of Shareholders. The Prior Proposals were excluded from the Company's proxy materials with the concurrence of the Division under (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations in the case of the 2007 Annual Meeting and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for submitting proposals in the case of the 2008 Annual Meeting. A copy of each of the Prior Proposals, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto), are attached hereto as **Exhibit B** and **Exhibit C**.

This letter, which sets forth the Company's reasons that the Proposal may be properly excluded from the Company's proxy materials for the 2009 Annual Meeting, substantially reiterates the reasons set forth in the undersigned's letter, dated December 15, 2006, to the Division as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2007 Annual Meeting.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2009 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under

Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience and anecdotal evidence show that the Code has been breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as a tactic he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and not enforced," (ii) "management (VP and above) regard [sic] the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.,* The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting. Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division not later than March 1, 2009 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-9257; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Attachments

cc: Mr. Stephen P. Norman
Carol V. Schwartz, Esq.
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

re: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
09/06/2008 07:02 PM

To Stephen P Norman/AMER/CORP/AEXP@AMEX
cc Harold E Schwartz/AMER/CORP/AEXP@AMEX
bcc
Subject Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy - part 3

History: This message has been forwarded.

Mr. Norman:

Here is my formal notice of shareholder proposal.

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner
To: Peter Lindner ; Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:56 PM
Subject: Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Sirs:

I attach the revised proposal, which meets the 500 word limit, as per SEC "Rule 14a-8 -- Proposals of Security Holders"
http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner

To: Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:33 PM
Subject: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Saturday, September 6, 2008

Mr. Norman:

I wish hereby to do the following items:

1. Run for American Express Director
2. Submit a Shareholder Proposal
3. Get a copy of the shareholder list in computer readable form
4. Receive from you an unrevocable pass to the April 2009 shareholders meeting assuming solely I have the required number of voting American Express shares to vote

Regarding item 1: Please confirm that the information you have on-hand is sufficient to re-instate my running for director.

Regarding item 2: As per page 63(or 65) of the pdf for the April 2008 Proxy:

"Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2009 Annual Meeting of Shareholders, our Secretary must receive the proposal at our principal executive offices by November 14, 2008. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Exchange Act."
http://www.ezodproxy.com/axp/2008/proxy/images/AXP_Proxy2008.pdf

Please confirm when you will get me item #3. It need not be the latest list for the meeting of April 2009, and can be as of Aug2008, and if that is not available, then for the April 2008 meeting. In the 2 years since I wrote the attached letter, the rules and laws have changed to allow computer readable documents, and it is customary among Fortune 500 companies who are registered with the SEC to do so. If the information already exists, it should be given free of charge.

Regarding item 4, in 2006 your lawyers succeeded in getting a Federal Judge to prevent me from attending the Shareholder's meeting and communicating with the SEC and talking at the shareholders meeting. Since I own (constructively) $80,000 worth of voting shares (estimated 1,000 - 2,000 shares, since I have not bought or sold any shares from my ISP/IRA in the last several years), this forward looking document from you will be needed in case, again, your lawyers seek to take an alleged oral agreement and make it binding. May I remind you that the oral agreement which Amex lawyers persuaded a SDNY Judge to enforce was declared invalid by a higher US District Judge, unfortunately too late for me to make the SEC filings or to attend the meeting or to restore my web site, which was completely destroyed at the lower Judge's order requested by your lawyers.

I reserve the right to update these documents if I chose to, and the latest one shall be controlling.

Regards,

Peter

Peter W. Lindner
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

cc: Harold Schwartz

attach:

1) Harold Schwartz reply of Oct 31 2006 on Amex asks SEC for no action.DOC

2) April 2009 Shareholder proposal Peter Lindner s Notice of Shareholder Proposal Sep.pdf

EXHIBIT E

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 12, 2010

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

American Express Company
200 Vesey Street
New York, NY 10285

January 12, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachment are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2010 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.[1]

As required by Rule 14a-8(j), a complete copy of this submission is being sent via overnight courier to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence, dated December 29, 2009, to the

[1] The Company would like to bring to the Staff's attention that the shareholder submitting the Proposal has also submitted to the Company on several occasions in prior years a shareholder proposal that is substantially similar to the Proposal. In each instance, the Company requested no-action relief from the Staff if the Company excluded such substantially similar proposal from its proxy materials, and in each instance, the Staff granted such relief either on substantive grounds or on the grounds that such proposal was not received by the Company until after the deadline for such submissions.

Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ('Code') to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission' after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 26, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 27, 2009, was dated March 13, 2009, and was first mailed to shareholders on or about March 16, 2009. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 26, 2010, a date that is within 30 days of the date on which the 2009 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2009 and because the 2010 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2009 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2009 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2009 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2010 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 16, 2009.

The Proposal was received by the Company via facsimile on December 29, 2009, which was well after the November 16, 2009, deadline established under the terms of Rule 14a-8. Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty-three (43) days after the deadline for submissions. For your information, a copy of the fax call report evidencing the Company's receipt of the Proposal is attached hereto as Exhibit B.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2010 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2010 Annual Meeting.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" <u>however</u>, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 15, 2010 and March 17, 2010. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Attachment

cc: Carol V. Schwartz, Esq.

Mr. Peter W. Lindner (via overnight courier)

FISMA & OMB Memorandum M-07-16

EXHIBIT A

12/29/2009 ***FISMA & OMB Memorandum M-07-16*** 0001/0005

DEC 2009
RECEIVED
Carol V. Schwartz

Tuesday, December 29, 2009
Via Fax: 212-640-0135

To the Nominating Committee at American Express (Amex):

This is my annual letter[1] asking to be **listed on the Proxy for April 2010 as a nominee for the Amex Board of Directors**. I ask, some would use the word "demand", to be interviewed for that position, especially since Amex has gone to Federal Court not once (in 2007) but twice (in February 2009 also) to stop me from even communicating with Amex, its shareholders, the SEC and Secretary of the Corporation Stephen Norman. I intend to get a show cause order from USDJ Koeltl, as His Honor said last year that if I don't get **my Shareholder Proposal on the proxy this year** for 2010, I should get an order from him in January 2010. Last year I tried in March 2009, which His Honor USDJ Koeltl felt was too late.

Surely I must be a crazy person, whom Amex is trying to shield you from, or else I am a rational person whom they fear. I'd suggest the latter.

I am a bit repetitive, since I don't know what you have seen – or most likely not seen – with regard to my being on the Board. Amex is once again trying to use might rather than reason; and with reason, Amex could make itself a better place for its employees, shareholders and customers. And, by the way, also obey US laws on discrimination.

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts (attached). Amex has formally admitted in Court that they have violated a written settlement agreement that Amex Banking President Ash Gupta and I signed in June 2000. We are beyond the point of "alleged violation." And worse, CEO Ken Chenault spoke to the Shareholder's Meeting in April 2009 and said that the Amex Code is working fine[2]. This may be a misleading statement, as defined by SEC regulations. The next month, Qing Lin who admitted breaching the June 2000 Amex-Lindner Contract had left Amex and his direct manager of 15 years, Ash Gupta to work for a competitor. Maybe Qing was fired, but maybe he quit with a bonus. In my case, it took 4 ½ years for the Amex Code to "work," and $45,000 in my legal bills (and counting), and Amex still has not fixed the "problem," although getting Qing to leave for his breach was a start.

I think you will find my Shareholder Proposal on a Truth Commission for Amex has a worthy public objective.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express. But I also wish you to personally respond to this letter, and not have some proxy at the Secretary of the Corporation's office reply to me.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Attachments:
Appendix 1: Letter to Secr. of the Corp. Stephen Norman of Shareholder Proposal dated September 6, 2008
Appendix 2: Shareholder Proposal of Mr. Lindner

[1] I was able to speak at the April 2009 Shareholder's meeting only by getting a court order in SDNY (Southern District of NY)

[2] Amex's lawyer Ms. Jean Park at Kelley Drye & Warren LLP refused to give me the transcript and/or video of Ken's remarks.

Appendix 1: Peter Lindner's letter of Friday, September 19, 2008 for becoming a member of Amex's Board of Directors

Friday, September 19, 2008

To the Nominating Committee at American Express (Amex):

I applied two years ago to be a director, and you turned me down.

I then applied to be an American Express director via the SEC.

However, as you may (or may not know), our company went to a Federal Judge and got a court order to stop me from communicating to the SEC, from attending the shareholder's meeting and from asking a question at the shareholders' meeting.

It cost me $20,000 in legal fees to get that overturned. The higher judge (US District Judge) felt there were four criteria to stop me, and I was right (and Amex wrong) on all 4. Moreover, there was an additional reason why Amex was wrong, which was cited in his footnote.

I have $80,000 worth of voting shares in Amex, and have not sold a single share in that time. I speak to you as a fellow shareholder and as a former employee.

Given that Amex wrongly stopped me from attending the meeting, and wrongly stopped me from communicating with the SEC (actually, they asked the Judge to retract the submission to the SEC, but the SEC said it could not be done, since a submission immediately goes to computers all over the world), I ask that you both interview me personally and find out if what I am saying is true.

And I point you to document DEF000370, which Amex has, which will show you that indeed Amex violated my rights as an "employee" (title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), and this was recorded by a knowledgeable Amex VP / Lawyer. Moreover, you can read the sealed transcript, both of which I cannot give you, but Amex lawyers can show you to indicate what other restrictions were made upon me, and how the Amex lawyers went so far as to break a promise to the Court (on getting a written document) in order to stop me from going to the SEC, or nominating myself.

Surely, Amex can be a better corporation than these episodes would make you believe.

And that is one of the reasons why I am running for Director of American Express. There is an inherent goodness of Amex, and too often, a few employees – and now maybe a few Vice Presidents and above – lose sight of the virtues of Amex, and do foul things that are unworthy of this firm.

Let me digress with a parallel that may be apt: When a woman is raped, the defense attorney will sometimes try to smear the woman, and ask if she had sex before marriage, if she had an abortion, and various other things that have nothing to do with the fact that she was raped. It is as if she was a less than virtuous woman, and she was asking to be raped, nay, she wanted it and it was not rape. But those questions are asked in open Court in order to embarrass the woman and make her withdraw her accusation. Such is the case at Amex, where the lead attorney in the case said she wanted to know if I had sex with any Amex employees. Whether I have had that or not, it does not mean that it allows Amex to violate a written contract signed by Ash Gupta (Amex President of Banking) and me (Peter Lindner) in June of 2000. Surely, to use the well worn phrases of fifty years ago said to Senator McCarthy:

"Until this moment, Senator, I think I never gauged your cruelty or recklessness...."
[When McCarthy resumed his attack, Welch cut him short:]
"Let us not assassinate this lad further, Senator.... You've done enough. Have you no sense of decency, sir, at long last? Have you left no sense of decency?""[3]

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts.

And I think Amex would be a better place if such things were investigated. And, by the way, it is questionable whether I would have won as Director of Amex in April 2007. But you know that Amex's dirty tactics then and now (as recently as May2008) should not be called for in a civil election nor in a Fortune 500 company.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

[3] From http://en.wikipedia.org/wiki/Army-McCarthy_Hearings

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman (or to his replacement)
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 29, 2009

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2010.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT F

January 13, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 9, 2010

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission,'" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01-50-01
New York, NY 10285

December 9, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of American Express Company (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Mr. Peter W. Lindner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 8, 2010, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ('Code') to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission' after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex."

SIMILARITY TO PRIOR PROPOSALS

As an initial matter, the Company notes that the Proposal is substantially identical to the proposals (each, a "Prior Proposal") that the Proponent submitted for inclusion in the Proxy Materials for each of the Company's 2007, 2008, 2009 and 2010 annual meetings of shareholders. The Staff concurred with the exclusion of each of the Prior Proposals pursuant to (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations (in the case of each of the 2007 and 2009 annual meetings) and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for the submission of shareholder proposals (in the case of the 2008 and 2010 annual meetings).[1] A copy of the Prior Proposals submitted by the Proponent in connection with the 2007, 2008, 2009 and 2010 annual meetings, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto) and the Staff's response thereto, are attached as Exhibits C, D, E and F, respectively.

This letter sets forth reasons for the Company's belief that the Proposal may be properly excluded from the Proxy Materials. These reasons are substantially similar to the reasons set forth in the undersigned's letter, dated December 17, 2008,

---

1 In connection with a lawsuit that the Proponent brought against the Company (which is discussed in Section 2), the Proponent, notwithstanding the Staff's no-action letter, sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2009 annual meeting of shareholders. In a bench ruling upholding the Staff's no-action letter and finding that the Company did not need to include the Prior Proposal in its proxy materials, U.S. District Court Judge John G. Koetl stated "[i]n light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in [the Company's] proxy materials." Transcript of Preliminary Injunction Hearing at 27:20-25, Peter W. Lindner v. American Express et. al, No. 06 Civ. 3834 (S.D.N.Y. April 23, 2009). The relevant portion of this transcript is attached as Exhibit B.

to the Staff as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2009 Annual Meeting.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the Proposal seeks to establish "mandatory penalties" for violations of the Company's Employee Code of Conduct (the "Code"), and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

The Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. Indeed, in substantially similar proposals made by the Proponent in 2007 and 2009, the Staff concurred with the Company's view that such Prior Proposals could be excluded from the Company's proxy materials "under rule 14a-8(i)(7), as relating to [the Company's] ordinary business operations (i.e., terms of its code of conduct)." *See* Exhibits C and E. Additionally, in International

Business Machines Corp. (Jan. 7, 2010), the Staff, in granting no-action relief where a proponent requested that IBM restate and enforce its standards of ethical behavior, stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." In AES Corp. (Jan. 9, 2007), the Staff granted no-action relief where the proponent sought to have AES establish an ethics oversight committee. Also, in Monsanto Company (Nov. 3, 2005), the Staff granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully request the Staff's concurrence with our view that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears toward the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the

Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company regarding the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, the Proponent filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. The Proponent and the Company settled this action in November 2010. Based in part on the repeated submission of substantially similar proposals over a period of several years, the Company believes that it is clear that the Proponent has submitted the Proposal in an effort to exact retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, General Electric Co. (Jan 12. 2007), Morgan Stanley (Jan. 14, 2004), International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer. Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading, or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct. In particular, the Proposal states that (i) "the Code is breached and not enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned. For this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

Should the Staff have any questions, or should the Staff require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-5714 (facsimile: 212-640-0135; e-mail: carol.schwartz@aexp.com).

Thank you for your prompt attention to this matter.

Very truly yours,

Carol V. Schwartz
Secretary and Corporate
Governance Officer

Attachments

cc: Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: November 8, 2010 (previously sent: September 22, 2010)

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2011. **Please confirm the timely receipt of this proposal**, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. Please also respond to this proposal as if it were given during the normal timeframe of December 2010, so that we can agree on what should remain, and what Amex disagrees on whether certain facts are true.

Please also confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action

---

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

> "**Friday, April 06, 2007**
>
> ...
>
> Dear Judge Koeltl,
>
> Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.
>
> I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**
>
> As I have continued to do, I will abide by the confidentiality agreement.
>
> Sincerely,
>
> Peter W. Lindner"
>
> [Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

before Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that it refutes Amex's claims in writing and orally to The Court (in the person of The Honorable USDJ Koeltl) that Amex did not stop Peter Lindner from communicating with the SEC.
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 28, 2006, yet denied it in a letter to me that very next day in March 1, 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And whether both managers[3] of Qing & Jason (Ash Gupta and the head of the

---

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

" 10

94n3linc Motion

MR. SACCA: Good afternoon, your Honor. I will be very brief. I don't intend to repeat anything that was in our papers, unless your Honor would like clarification. I would like to address just a couple points. One is the accusation that we've made misrepresentations to the Court about Mr. Lindner's ability to communicate with the SEC. There is in fact **no evidence in the record that Mr. Lindner was under any prohibition from responding to the SEC** in response to American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

[3] According to the "Whistleblower Policy" such information should be reported immediately to the General Counsel's Office ("GCO"), especially in violation of "the law and its Code of Conduct", and that insofar as Mr. Lindner understands, Amex has not disciplined Mr. Brown for violation of section 3.3, nor has followed section 3.5. Indeed, Amex may well have retaliated against Mr. Lindner as "whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true". In terms of the events of Mar/Apr2005, the "allegations of impropriety" which were not only what Mr. Lindner "reasonably believe[d] to be true", but were true in almost each and every respect, but denied by Amex for the five year period from July 2005 to the present of November 2010. In fact, had Amex followed their alleged Policies and Code, as well as following SOX and Title VII of the Civil Rights Act of 1964, this matter would have ended (for various reasons) in ten separate times over 5+ years:

- April 2005 (by Qing Lin, upon being asked for a job reference by FischerJordan, and then breaching the agreement of June 2000, but also the Code by not reporting to his manager of over a decade: Ash Gupta),
- July 2005 (by Ash Gupta, currently Amex's Banking President),
- December 2005 (by Stephen Norman, then Secretary of the Corporation),
- February 2006 (by Jason Brown, Amex's VP and General Counsel's Office),

GCO) were apprised in February 2006. Mr. Brown's actions may have also violated the Sarbanes-Oxley (SOX) law and SEC regulations on filing false or misleading documents (to wit: the Amex Code of Conduct and the Amex Whistleblower policies)

4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true. Amex has asked and succeeded in putting the videotaped

---

- April 2008 (by Amex's counsel, when turning over Jason Brown's handwritten notes re: Qing's breach),
- April 7 2009 (by Ash's interrogatories)
- April 2009 (by Amex's co-counsel's from Skadden and from Kelley Drye Warren, and Jason Brown)
- January 2009 (by Qing, Jason Brown, and Amex's counsel),
- April 2009 (by Ken Chenault's misleading statements to Shareholders, uncorrected by Ash, Qing & Jason),
- April 2010 (by Ken Chenault's misleading statements to Shareholders, uncorrected by himself).

"**Purpose of this Policy**

This policy establishes guidelines and procedures for handling whistleblower claims. Consistent with the Company's commitment to maintain the highest standards of integrity, which is one of its Blue Box Values, compliance with the law and its Code of Conduct is a responsibility that everyone in the organization must assume. By appropriately responding to allegations by employees, suppliers, customers or contractors that the Company is not meeting its legal obligations, the Company can better support an environment where compliance is the norm and thereby avoid a diminution in shareholder value.
[...]

3.3 Employee responsibilities

Employees suspecting serious breaches of policy or the law must report them immediately to their supervisors. [...]

3.5 Disciplinary measures

Once investigated, a decision on what course of action to take based on the findings of the investigation must be approved by the Company's General Counsel and the General Auditor. The heads of these two functions will apprise the Audit Committee of the Board of Directors as appropriate.

Disciplinary measures will depend on the circumstances of the violation and will be applied in consultation with Human Resources and the GCO. Consideration will be given to whether or not a violation is intentional, as well as to the level of good faith shown by an employee in reporting the violation or in cooperating with any resulting investigation or corrective measures.

3.6 Retaliation Against Whistleblowers

No adverse employment action, e.g., termination, counseling, lower rating, etc., may be taken against a whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true."
http://ir.americanexpress.com/phoenix.zhtml?c=64467&p=irol-govwhistle

questions and answers under oath in January 2009 that show that both Jason Brown and Qing admitted to the above violations of the Code, the June 2000 Contract, and SOX.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

"proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees. Mr. Lindner is filing this as a pro-se litigant, and as a shareholder of over a decade, and has no legal counsel, as of this writing.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner November 8, 2010 *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT G

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
------------------------------x

PETER W. LINDNER,

Plaintiff,

v. 06 CV 3834 (JGK)

AMERICAN EXPRESS CORPORATION,
et al.,

Defendants.

------------------------------x

New York, N.Y.
April 23, 2009
6:30 p.m.

Before:

HON. JOHN G. KOELTL,

District Judge

APPEARANCES

PETER W. LINDNER
Pro Se Plaintiff

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
Attorneys for Defendant American Express
BY: JOSEPH N. SACCA
DANIEL STOLLER

KELLEY, DRYE & WARREN
Attorneys for Defendants American Express Corporation and Quig Lin
BY: JEAN Y. PARK

JASON BROWN
Attorney for Defendant AMERICAN EXPRESS CORPORATION

(In open court)
MR. LINDNER: I'm Peter Lindner, representing myself pro se.
MR. SACCA: Good afternoon, your Honor. Joseph Sacca, Skadden Arps for American Express with my partner Daniel Stoller.
MR. BROWN: Jason Brown. I work in-house at American Express.
MS. PARK: Jean Park, Kelley Drye & Warren for

underlying claim for relief relating to a shareholder proposal the merits of which could be adjudicated, which there is not. The SEC already issued a no-action letter permitting American Express to exclude the plaintiff's shareholder proposal from its proxy materials pursuant to SEC Rule 14a-8(i)(7), 17 CFR Section 240.14a-8(i)(7), because the proposal deals with the company's ordinary business operations. The SEC declined to reconsider its decision. Rule 14a-8(i)(7) provides that management can exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." 17 CFR Section 240.14a-8(i)(7).

As the plaintiff points out, there is an exception to the rule for proposals "focusing on sufficiently significant social policy issues. (e.g., significant discrimination matters)." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, 1998 WL 254809 (May 21, 1998.) Such proposals "generally would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it

would be appropriate for a shareholder vote." Id. The plaintiff argues that his shareholder proposal falls within this exception. However, the SEC has plainly considered and rejected that argument because the plaintiff raised the argument in requesting that the SEC reconsider its position in the no-action letter, which it declined to do. (Sacca Exhibits 9-10.) No-action letters interpreting SEC rules are "entitled to careful consideration as 'representing the views of persons who are continuously working with provisions of the statute involved.'" Donaghue v. Accenture Ltd. 03 CV 8329, 2004 WL 1823448 at *3 (S.D.N.Y. August 16, 2004) (quoting 17 CFR 202.1(d)) (alterations omitted). This is particularly true where the SEC has espoused a consistent position on a particular type of proposal, as it has in this case, by issuing no-action letters with respect to the plaintiff's proposal for identical reasons in 2007 and 2009. See, e.g. New York City Employees' Retirement System v. Brunswick Corp. 789 F.Supp. 144, 147 (S.D.N.Y. 1992) (finding that court "should defer to the SEC's interpretation of the rule" where SEC issued five no-action letters on similar proposals). In light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in American Express' proxy materials.

The plaintiff has also failed to show that the balance

of hardships tips decidedly in his favor. Indeed, all indications are to the contrary. The defendants would suffer considerable disruption between upon the issuance of the plaintiff's requested preliminary injunction. Rescheduling or postponing the April 27, 2009, shareholder meeting and reissuing or amending the proxy materials would result in significant expense, among other things. (Norman declaration, paragraph six to seven.) The plaintiff has not provided any indication that the alleged harm he would suffer in the absence of a preliminary injunction would be greater than the disruption to the defendants. In responding to American

EXHIBIT H

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PETER LINDNER,

Plaintiff,

-v.-

AMERICAN EXPRESS COMPANY, et al.,

Defendants.

REPORT AND RECOMMENDATION

10 Civ. 2228 (JSR) (JLC)

(Non-ECF Case)

James L. Cott, United States Magistrate Judge.

To The Honorable Jed S. Rakoff, United States District Judge:

Plaintiff Peter Lindner ("Lindner"), proceeding pro se, brings this action against the American Express Company ("American Express" or the "Company") and certain of its current and former employees (together, "Defendants") for failure to include Lindner's shareholder proposal and his nomination to the American Express Board of Directors in the Company's proxy materials for its 2011 annual shareholders meeting. Lindner also asserts claims in connection with certain sealed documents and alleged breaches of Company agreements; these claims all relate to other litigation in this District between Lindner and American Express. Defendants have moved to dismiss the action pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. For the following reasons, Defendants' motion should be granted in its entirety.

I. BACKGROUND

After receiving permission from the Court to proceed in forma pauperis, Lindner filed his Complaint on March 15, 2010. (Dkt. No. 2). Lindner's initial Complaint sought an order compelling American Express to include his shareholder proposal and nomination to the Company's Board of Directors in the proxy materials for the Company's April 2010 shareholder meeting. Lindner filed an Amended Complaint on August 31, 2010, naming American Express and four individual defendants who are current or former American Express employees—Kenneth Chenault, Ashwini Gupta, Stephen Norman, and Louise M. Parent. (See Amended Complaint ("Am. Compl.") at 2) (Dkt. No. 6). Lindner's Amended Complaint does not seek relief relating to the 2010 shareholders meeting, but instead seeks to compel American Express to include his proposal and nomination in the proxy materials for the Company's 2011 meeting. Lindner's Amended Complaint also includes four additional claims, described below, that relate to the termination of his employment with American Express.

Lindner has attached a "Notice of Shareholder Proposal" to the Amended Complaint. The description of the proposal, dated August 25, 2010, is as follows:

> Amend Amex's Employee Code of Conduct [the "Code"] to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(Am. Compl. Attach. at 6).[1] In their moving papers, Defendants assert that Lindner had not yet submitted this proposal for inclusion in the 2011 proxy materials, and therefore the issue was not yet ripe for adjudication. (See Memorandum of Law in Support of the American Express Defendants' Motion to Dismiss at 11-14) (Dkt. No. 14). Since Defendants' initial Memorandum of Law, Lindner has submitted his shareholder proposal to American Express for inclusion in the 2011 proxy materials. In their reply papers, Defendants include a "Notice of Shareholder Proposal" from Lindner dated November 8, 2010, along with a transmission e-mail from Lindner to Defendants' counsel. (See Reply Declaration of Joseph N. Sacca in Support of the American Express Defendants' Motion to Dismiss Plaintiff's Amended Complaint ("Reply Decl.") at Ex.

1 Affixed to Lindner's four-page Amended Complaint is a seven-page Attachment. Citations to pages in the Amended Complaint will appear as "Am. Compl. at ___" and citations to pages in the Attachment will appear as "Am. Compl. Attach. at ___."

A) (Dkt. No. 38). The description of the proposal is identical to the proposal attached to Lindner's Amended Complaint, except for one additional sentence appearing after the quoted language above: "This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex." (Id.) As a result, the Court will consider Lindner's proposal submitted on November 8, 2010 as the proposal at issue, even though it was attached to Defendants' reply papers and was submitted after Lindner filed his Amended Complaint. See Am. Motorists Ins. Co. v. United Furnace Co., 876 F.2d 293, 302 n.4 (2d Cir. 1989) ("We note that it is irrelevant whether the case was ripe for review when the complaint was filed. Intervening events relevant to the ripeness inquiry should be considered and may be determinative.").

On October 20, 2010, Defendants American Express, Kenneth Chenault, Ashwini Gupta, and Louise M. Parent moved to dismiss the Amended Complaint. The remaining defendant, Stephen Norman, has not joined in the motion. On December 8, 2010, the Court agreed to suspend further briefing on the motion pending a response from the Securities and Exchange Commission ("SEC") to American Express' request for a no-action letter. (See Dkt. No. 25). On January 28, 2011, the Court set a schedule to conclude briefing on the motion. (Dkt. No. 29). Lindner filed his opposition papers on March 15, 2011, and Defendants replied on March 21, 2011. (Dkt. Nos. 37, 38). American Express held its 2011 shareholders meeting on May 2, 2011. American Express Co., Definitive Proxy Statement (Schedule 14A) (March 22, 2011), http://www.sec.gov/Archives/edgar/data/4962/000119312511073746/ddefc14a.htm.

Defendants assert that Lindner's proposal is excludable on two grounds recognized by the SEC: (1) it relates to the redress of a personal claim or grievance against American Express, and (2) it deals with a matter—the Employee Code of Conduct (the "Code")—that relates to

American Express' ordinary business operations. (See Defendants' Reply Memorandum in Support of the American Express Defendants' Motion to Dismiss ("Defs.' Reply") at 5-10) (Dkt. No. 37).[2] Defendants also rely on an SEC no-action letter obtained prior to American Express' decision to exclude Lindner's proposal. (Id. at 4). The no-action letter found that the Company may exclude Lindner's 2011 proposal as relating "to the redress of a personal claim or grievance against the company" and that the SEC would not recommend an enforcement action against American Express if it excluded the proposal on that basis. See American Express Co., SEC No-Action Letter, 2010 WL 5088772, at *1 (Jan. 13, 2011).

By Lindner's own admission, his 2011 proposal is "substantially the same" as proposals he has submitted to American Express every year dating back to 2007. (Am. Compl. Attch. at 1). In each of those years, from 2007 to 2010, American Express has excluded Lindner's proposals after obtaining no-action letters from the SEC. See American Express Co., SEC No-Action Letter, 2010 WL 147299 (Jan. 12, 2010) (finding that American Express may exclude Lindner's 2010 proposal as untimely under Rule 14a-8(e)(2)); American Express Co., SEC No-Action Letter, 2009 WL 1135250 (Jan. 22, 2009) (finding that American Express may exclude Lindner's 2009 proposal as "relating to American Express' ordinary business operations (i.e., terms of its code of conduct)" under Rule 14a-8(i)(7)); American Express Co., SEC No-Action Letter, 2008 WL 353401 (Feb. 4, 2008) (finding that American Express may exclude Lindner's 2008 proposal as untimely under Rule 14a-8(e)(2)); American Express Co., SEC No-Action Letter, 2007 WL 6346724 (Jan. 23, 2007) (finding that American Express may exclude Lindner's

2 In their initial Memorandum of Law, Defendants also argued that Lindner's claims regarding the 2010 shareholders meeting were barred under the principle of *res judicata*, since those claims were addressed by Judge Stein in Lindner v. American Express Co., No. 10 Civ. 2267 (SHS) (S.D.N.Y. filed March 15, 2010). The Court need not address this argument since the Amended Complaint, which asserts claims in connection with the 2011, not 2010, shareholders meeting, is the operative complaint. The initial Complaint regarding the 2010 meeting has no legal effect. See Int'l Controls Corp. v. Vesco, 556 F.2d 665, 668 (2d Cir. 1977) ("[A]n amended complaint ordinarily supersedes the original and renders it of no legal effect.").

2007 proposal as "relating to American Express' ordinary business operations (i.e., terms of its code of conduct)" under Rule 14a-8(i)(7)).

Lindner also challenged the exclusion of his 2010 proposal in an action for injunctive relief, seeking an order directing American Express to include his 2010 proposal and nomination in the Company's 2010 proxy materials. See Lindner v. American Express Co., No. 10 Civ. 2267 (SHS) (S.D.N.Y. filed March 15, 2010) (the "2010 Action"). At a hearing on April 2, 2010, the Honorable Sidney H. Stein denied Lindner's motion. (Id. at Dkt. No. 11). The Second Circuit dismissed Lindner's appeal on February 22, 2011. (Id. at Dkt. No. 22).

II. DISCUSSION

A. Standard of Review

Defendants have moved to dismiss Lindner's Amended Complaint for "failure to state a claim upon which relief can be granted." Fed. R. Civ. P. 12(b)(6). In considering a 12(b)(6) motion, the court accepts all well-pleaded allegations in the complaint as true and draws all reasonable inferences in the plaintiff's favor. See, e.g., Pension Comm. of Univ. of Montreal Pension Plan v. Banc of Am. Sec., 568 F.3d 374, 376 (2d Cir. 2009). "To survive a motion to dismiss, a complaint must contain sufficient factual matter, accepted as true, to 'state a claim to relief that is plausible on its face.'" Ashcroft v. Iqbal, 129 S. Ct. 1937, 1949 (2009) (quoting Bell Atl. Corp. v. Twombly, 550 U.S. 544, 570 (2007)). "A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." Iqbal, 129 S. Ct. at 1949. Mere "labels and conclusions" or a "formulaic recitation of the elements of a cause of action" are not enough to survive a motion to dismiss. Twombly, 550 U.S. at 555.

Complaints prepared by pro se litigants are held "to less stringent standards than formal pleadings drafted by lawyers." Peay v. Aiello, 470 F.3d 65, 67 (2d Cir. 2006). Because Lindner filed his pleadings pro se, the Court must liberally construe them and interpret his amended complaint "to raise the strongest arguments it suggests." Abbas v. Dixon, 480 F.3d 636, 639 (2d Cir. 2007) (citation omitted). However, the Court need not accept as true "conclusions of law or unwarranted deductions of fact." See, e.g., First Nationwide Bank v. Gelt Funding Corp., 27 F.3d 763, 771 (2d Cir. 1994) (citation and quotation omitted).

When deciding a 12(b)(6) motion to dismiss, "the district court is normally required to look only to the allegations on the face of the complaint." Roth v. Jennings, 489 F.3d 499, 509 (2d Cir. 2007). However, the court may also rely upon "documents attached to the complaint as exhibits[] and documents incorporated by reference in the complaint." DiFolco v. MSNBC Cable L.L.C., 622 F.3d 104, 111 (2d Cir. 2010) (citation omitted). The court can also consider "matters of which judicial notice may be taken, or . . . documents either in plaintiffs' possession or of which plaintiffs had knowledge and relied on in bringing suit." Chambers v. Time Warner, Inc., 282 F.3d 147, 153 (2d Cir. 2002) (quotation omitted); see also Kramer v. Time Warner, Inc., 937 F.2d 767, 774 (2d Cir. 1991) (taking judicial notice of regulatory filings).

Defendants have moved to dismiss Lindner's claims relating to the Company's exclusion of his shareholder proposal from its 2011 proxy materials. The Securities Exchange Act of 1934 Rule 14a-8, which governs shareholder proposals, requires corporations to include proposals from eligible shareholders in its proxy materials. See 17 C.F.R. § 240.14a-8 (2011). Corporations are permitted to exclude a shareholder proposal on one or more of the SEC's articulated bases. See 17 C.F.R. § 240.14a-8(i) (2011). Where a company considers excluding a proposal from its proxy materials, it may seek a "no action" letter from the SEC, in which the

SEC staff "informs the company whether the SEC believes the shareholder proposal may be omitted and opines on the SEC's enforcement position should the proposal be omitted." Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 883 (S.D.N.Y. 1993).

While SEC no-action letters have no precedential effect, they may be treated as persuasive. See Christensen v. Harris County, 529 U.S. 576, 587 (2000) (noting that interpretations such as those in opinion letters are not afforded deference but are persuasive); Allaire Corp. v. Okumus, 433 F.3d 248, 254 (2d Cir. 2006); Mony Group, Inc. v. Highfields Capital Mgmt., L.P., 368 F.3d 138, 146 (2d Cir. 2004). However, "[e]ven when district courts have ruled in accord with no-action letters, they almost always have analyzed the issues independently of the letters." N.Y. City Emps.' Ret. Sys. v. SEC, 45 F.3d 7, 13 (2d Cir. 1995). SEC conclusions are "entitled to careful consideration as 'represent[ing] the views of persons who are continuously working with the provisions of the statute involved.'" Donaghue v. Accenture Ltd., No. 03 Civ. 8329 (NRB), 2004 WL 1823448, at *3 (S.D.N.Y. Aug. 16, 2004) (quoting 17 C.F.R. § 202.1(d)).

B. Lindner's Claims Relating to the 2011 Shareholders Meeting Should be Dismissed as Moot

The Court should dismiss Lindner's claims as they relate to American Express' 2011 shareholders meeting because, that meeting having already taken place, his claims are now moot, and the Court no longer has subject matter jurisdiction over them. The valid exercise of subject matter jurisdiction requires that a federal court adjudicate an actual controversy at all stages of review, not merely at the time the complaint was filed. See U.S. Const. art. III, § 2, cl. 1; Steffel v. Thompson, 415 U.S. 452, 459 n.10 (1974); Van Wie v. Pataki, 267 F.3d 109, 113 (2d Cir. 2001) (citation omitted). A case becomes moot when the issues presented are no longer live, the parties lack a legally cognizable interest in the outcome, or where an intervening event while the action is pending renders it impossible to grant any form of relief to the plaintiff. Altman v. Bedford Cent. Sch. Dist., 245 F.3d 49, 70 (2d Cir. 2001); Freedom Party of N.Y. v. N.Y. State Bd. of Elections, 77 F.3d 660, 662 (2d Cir. 1996). Where a claim has become moot prior to the entry of final judgment, "the district court generally should dismiss the claim for lack of jurisdiction." Altman, 245 F.3d at 70. The Court has a duty to dismiss an action sua sponte where subject matter jurisdiction is lacking. See Fed. R. Civ. P. 12(h)(3); Durant, Nichols, Houston, Hodgson, & Cortese-Costa P.C. v. Dupont, 565 F.3d 56, 62 (2d Cir. 2009).

Courts have recognized a narrow exception to this rule allowing adjudication of a moot claim that is "capable of repetition, yet evades review." City of Los Angeles v. Lyons, 461 U.S. 95, 109 (1983). This principle is recognized where there is a "sufficient likelihood that [plaintiff] will again be wronged in a similar way, and that any resulting claim [plaintiff] may have for relief will surely evade . . . review." Honig v. Doe, 484 U.S. 305, 322-23 (1988) (citation and quotation omitted). For a non-class action case, "the challenged action [must be] in its duration too short to be fully litigated prior to its cessation or expiration" and "there [must be] a reasonable expectation that the same complaining party would be subjected to the same action again." Weinstein v. Bradford, 423 U.S. 147, 149 (1975) (per curiam).

According to its Proxy Statement, American Express held its annual shareholders meeting on May 2, 2011. The meeting having already taken place, the Court finds that as to Lindner's claims relating to the 2011 meeting, it cannot grant any form of relief to Plaintiff. See, e.g., Bader v. Goldman Sachs Group, Inc., 311 F. App'x 431, 432 (2d Cir. 2009) (summary order) (on appeal, finding motion for preliminary injunction to enjoin issuance of proxy statement moot after defendant issued proxy statement in light of district court's denial of motion); Indep. Party of Richmond Cnty. v. Graham, 413 F.3d 252, 256 (2d Cir. 2005) (finding that circuit court's affirming or reversing district court decision on injunction relating to historical event "would not have any effect on the rights or obligations of the parties"). Lindner's Amended Complaint no longer presents a live case or controversy regarding American Express' inclusion of his proposal and nomination in the 2011 proxy materials. The issue is, therefore, moot and this Court no longer has subject matter jurisdiction over these claims.

I recommend that the Court decline to apply the "capable of repetition, yet evades review" exception as Lindner's claims do not satisfy the second prong. It is easy to imagine that Lindner, who has sought to include his proposal and nomination in the Company's proxy materials since 2007 and has previously sought judicial intervention, will again bring a similar lawsuit against American Express relating to a future shareholder meeting. Such a lawsuit, however, would not evade review. If Lindner offers the same proposal next year, he will have the opportunity to bring an appropriate action to prevent exclusion, as he has done in the past. Compare N.Y. City Emps.' Ret. Sys. v. Dole Food Co., 969 F.2d 1430, 1434-35 (2d Cir. 1992) (action does not evade review where plaintiff can bring another action in another year to prevent inclusion of proposal in proxy material) with Irish Lesbian & Gay Org. v. Giuliani, 143 F.3d 638, 648 (2d Cir. 1998) (adjudication period would evade review where plaintiff had only a few weeks between being notified that parade permit was denied and date of parade in which to obtain judicial review). In light of the absence of subject matter jurisdiction, I recommend that the Court dismiss Lindner's claims against Defendants for failure to include his proposal and nomination in the 2011 proxy materials.

C. Lindner's Claims Relating to the 2011 Proposal Should be Dismissed

In addition to dismissal on the basis of subject matter jurisdiction, the Court should also dismiss Lindner's claims relating to the 2011 proposal because American Express properly excluded that proposal under SEC Rules 14a-8(i)(4) and 14a-8(i)(7) and therefore Lindner has failed to state a cognizable claim for relief.

1. Rule 14a-8(i)(4)

The SEC allows a corporation to exclude a shareholder proposal "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." 17 C.F.R. § 240.14a-8(i)(4) (2011). The SEC has issued no-action letters allowing companies to exclude proposals from former employees making repeated proposals relating to personal grievances and who are engaged in litigation against the company. See, e.g., General Electric Co., SEC No-Action Letter, 2007 WL 162273 (Jan. 12, 2007); Morgan Stanley, SEC No-Action Letter, 2004 WL 111573 (Jan. 14, 2004).

Lindner's 2011 Proposal falls squarely into this category. Lindner's Amended Complaint and motion papers are replete with facts demonstrating that Lindner's proposal was motivated by his personal history with the Company. Lindner offers that his reasons for submitting the proposal are "[p]ersonal experience by Mr. Lindner of discrimination in violation in [sic] Title VII of the Civil Rights Act of 1964 and anecdotal evidence that the Code is breached and not enforced." (Reply Decl., Ex. A at 4). Lindner adds that "[h]e has been wronged by [American Express] employees' breach of the Code and [its] failure to enforce the Code against those employees." (Id. at 5).

In support of his shareholder proposal, Lindner makes many assertions relating to the termination of his employment with American Express. Lindner was employed until 1998 by American Express, where he alleges he suffered discrimination on account of his sexual orientation. In 1999, he filed an action with the Equal Employment Opportunity Commission and in the Civil Court of the City of New York arising out of his termination by the Company. In 2000, Lindner settled both actions. In 2006, Lindner brought a lawsuit in this District, before the Honorable John G. Koeltl, against an American Express division and employee for alleged breach of that settlement agreement, along with retaliation, defamation, and tortious interference arising out of his termination from the Company. See Lindner v. Am. Express Corp., No. 06-3834 (JGK) (THK) (S.D.N.Y. filed May 19, 2006) (the "2006 Action"). Lindner and the defendants have since settled that action.[3]

Lindner alleges that during the course of these events he has been harmed by various American Express employees' breaches of the Code of Conduct. For example, in his proposal, he writes that "[i]n January 2009, [American Express'] employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner." (Reply Decl., Ex. A at 4). Lindner further asserts that that alleged breach, and an effort to cover up that breach, are "sign[s] that the Code of Conduct is not working." (Id.) These allegations are directly related to Lindner's many lawsuits against American Express, which he has filed to redress his personal grievances against the Company. Though Lindner has styled his effort to amend the Code as one that will benefit the entire Company, it is apparent that the proposal, along with Lindner's multiple lawsuits against the Company, is merely part of Lindner's

[3] Judge Griesa, to whom the case was recently transferred, denied Lindner's application to vacate the settlement in an Order dated December 23, 2010. (See 2006 Action, Dkt. No. 255).

personal campaign to address the harm he alleges that he has suffered at the hands of his former employer.

In addition, the Court should be guided by the SEC's interpretation of Lindner's 2011 proposal. In December 2010, American Express submitted to the SEC a no-action letter request seeking the SEC's interpretation of Lindner's 2011 proposal. The SEC's no-action letter found that "[t]here appears to be some basis for [the] view that American Express may exclude [Lindner's] proposal under rule 14a-8(i)(4)." The SEC further noted that Lindner's proposal "appears to relate to the redress of a personal claim or grievance against the company." See American Express, 2010 WL 5088772, at *1. Given that American Express decided to exclude Lindner's 2011 Proposal "in light of the SEC's no-action letter," the Court should find that the proposal's exclusion is proper and that Lindner's claim for injunctive relief fails. (Defs.' Reply at 4).

2. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) states that a shareholder proposal can be excluded if it "deals with a matter relating to the company's ordinary business operations." 17 C.F.R. § 240.14a-8(i)(7) (2011). This provision provides another basis on which Lindner's 2011 proposal was properly excluded from American Express' 2011 proxy materials. The SEC has recognized that proposals relating to compliance codes of conduct are excludable because they deal with a company's ordinary business operations. See, e.g., Verizon Communications Inc., SEC No-Action Letter, 2010 WL 5169382 (Jan. 10, 2011); Monsanto Co., SEC No-Action Letter, 2005 WL 6065453 (Nov. 3, 2005). Similarly, Lindner's proposal deals with American Express' ordinary business operations because it seeks to amend the Company's Code of Conduct. Lindner's plan to institute mandatory penalties for non-compliance with the Code is one that affects the enforcement of ethical standards at American Express. The SEC has repeatedly found that such proposals are excludable under Rule 14a-8(i)(7). See, e.g., International Business Machines Corp., SEC No-Action Letter, 2010 WL 4922403 (Jan. 7, 2010) (finding proposal "to direct the officers of the company to clearly and unambiguously restate and enforce the traditional standards of ethical behavior" excludable under Rule 14a-8-(i)(7)).

Though the SEC's no-action letter interpreting Lindner's 2011 proposal did not cite Rule 14a-8(i)(7) as an alternate basis for exclusion, its no-action letters in 2007 and 2009 permitted American Express to exclude his proposal on that basis. The 2007, 2009, and 2011 proposals are substantially identical, as admitted by Lindner in his Amended Complaint. (Am. Compl. Attach. at 1). In both 2007 and 2009, the SEC found that "American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct)." See American Express Co., 2009 WL 1135250, at *1; American Express Co., 2007 WL 6346724, at *1. Lindner's 2011 proposal was excludable for the same reason.

D. Lindner's Claim Relating to His Nomination as a Director Should be Dismissed

Lindner's Amended Complaint also seeks an order compelling American Express to put his nomination to the Board of Directors before the shareholders at the 2011 meeting. This claim should be dismissed as well. The SEC does not require a corporation to include a shareholder nomination to the Board of Directors in its proxy statement. See Chambers v. Briggs & Stratton Corp., 883 F. Supp. 374, 377 (E.D. Wis. 1995). Although the SEC has proposed Rule 14a-11, which would grant eligible shareholders a limited right to have director nominees included in annual proxy statements, it has stayed the enactment of the rule pending a legal challenge. Facilitating Shareholder Director Nominations, Securities Act Release No. 9151, Exchange Act

Release No. 63,109, Investment Company Act Release No. 29,462, 75 Fed. Reg. 64,641 (Oct. 20, 2010). See also Business Roundtable, et al. v. SEC, No. 10-1305 (D.C. Cir, filed Sept. 29, 2010).

Moreover, American Express' decision to exclude Lindner's nomination from the proxy materials does not preclude Lindner from nominating himself as a director at the meeting. Indeed, the Company's Proxy Statement, while stating that American Express' Nominating Committee had decided not to nominate Lindner as a director, also acknowledges that Lindner notified the Company that he intends to nominate himself at the meeting. See American Express Co., Definitive Proxy Statement (Schedule 14A) (March 22, 2011), http://www.sec.gov/Archives /edgar/data/4962/000119312511073746/ddefc14a.htm. (See also 2010 Action, Dkt. No. 19 (denying Lindner's request to be included in 2010 proxy materials since he could still nominate himself at the meeting)). Lindner's claim regarding his nomination should therefore be dismissed.

E. Lindner's Remaining Claims Should Be Dismissed

In addition to his claims relating to the 2011 shareholders meeting, Lindner also makes other demands that relate to the 2006 Action and to the alleged breach of the Code of Conduct by American Express employees. Each of these claims should be dismissed.

1. Release of Discovery Items Ordered Under Seal in the 2006 Action

Lindner requests a court order compelling American Express to "publicly release the document (the alleged oral agreement) previously requested by [American Express] to be under Court seal." (Am. Compl. Attach. at 5). This demand appears to relate to orders by Magistrate Judge Theodore Katz in the 2006 action relating to the disclosure of DVD recordings of depositions and other discovery items in that case. (See Plaintiff's Opposition to Defendants'

Motion to Dismiss ("Pl. Opp'n") at 12-14). Any request to unseal documents is properly made in the 2006 Action to Judge Katz, and not in this action. See United States v. GAF Corp., 596 F.2d 10, 16 (2d Cir. 1979) ("[M]odification of an existing protective order normally should be made to the judge who is in control of the private litigation in which it is still pending."). Moreover, Lindner appears to have previously raised this argument in both the 2006 Action and the 2010 Action, in which Judge Katz and Judge Stein respectively rejected Lindner's application. (See 2006 Action, Dkt. Nos. 169, 258; 2010 Action, Dkt. Nos. 11, 19).

2. Breach of the Code of Conduct and Settlement Agreement

Lindner demands that American Express "release a statement indicating from each of the participants on when and whether Qing Lin followed the [Employee Code of Conduct's] protocol for informing his manager Ash Gupta of the breach of the agreement signed by Mr. Gupta, and when/whether Mr. Gupta then followed the Code's protocol to inform the Secretary of the Corporation Mr. Norman, and when/whether Mr. Chenault was aware of these events when Mr. Chenault replied to Mr. Lindner at the April 2009 Shareholders Meeting that these employees handled the situation as per the Code's values with integrity as Mr. Chenault indicated." (Am. Compl. Attach. at 5). Lindner also states that American Express "should reveal the amount of money (financial rewards) that Qing [Lin] accrued by waiting 4 years to announce that he breached the June 2000 Amex-Lindner Contract." (Id.) Lastly, Lindner requests that American Express should "indicate how, when and if the decision to turn [American Express] into a bank and then to take federal [Troubled Asset Relief Program] on or about November 2008 was or should have been influenced by the actions of Qing [Lin] and his boss, Ash Gupta (President of [American Express] Banking), considering that *Title VII* of the

Civil Rights Act of 1964 which applies to discrimination by a corporation would now be augmented by Title VI which covers companies using federal funds." (Id.)

To the extent the Court is able to interpret them, these claims all appear to relate to American Express employees' alleged breach of the Code of Conduct, arising out of Lindner's termination from the Company. These demands amount to discovery relating to Lindner's employment and the alleged breach of the settlement. They are properly asserted, if at all, in the 2006 Action. The Court should therefore dismiss these claims.

3. Any Remaining Claims Should Be Dismissed

Lindner appears to assert two additional claims in his opposition papers, neither of which appear in his Amended Complaint. First, Lindner states that Defendant Kenneth Chenault made misleading statements to American Express shareholders at the 2009 meeting, which Lindner claims is "an SEC violation." (Pl. Opp'n at 4-5). Second, Lindner alleges that American Express' outside attorneys have violated New York Judiciary Law Section 487, which permits recovery in a civil action against an attorney who has intended to deceive the court. (Pl. Opp'n 22-24). N.Y. Judiciary Law § 487(1) (McKinney 2011).

These claims should be dismissed because Lindner has failed to properly present them to the Court. These arguments are raised for the first time in Lindner's opposition to the motion to dismiss and are beyond the scope of what the Court can consider in deciding Defendants' motion. Moreover, Lindner's attempt to interpose two new arguments into his opposition papers does not constitute an application to the Court to further amend his Complaint. See O'Brien v. Nat'l Prop. Analysts Partners, 719 F. Supp. 222, 229 (S.D.N.Y. 1989) ("[I]t is axiomatic that the Complaint cannot be amended by the briefs in opposition to a motion to dismiss.").

F. Lindner's Claims Against Defendant Norman Should be Dismissed

Defendants' motion to dismiss was not filed on behalf of the remaining individual defendant, Stephen Norman, whom Lindner identifies in the Amended Complaint as the "(former) Secretary of the Corporation" in his Amended Complaint. (Am. Compl. at 2). The docket sheet reflects that Mr. Norman was served process on December 6, 2010. (See Dkt. No. 28). Mr. Norman has not responded to the Amended Complaint. The Court notes that the Amended Complaint makes no mention of Norman other than his involvement in the alleged breaches of the settlement agreement and the Code of Conduct, both of which are the subject of another pending litigation. (See supra Section II, E). Because Lindner's claims against Defendant Norman would be subject to dismissal for the same reasons, I recommend that the Court sua sponte dismiss the Amended Complaint as to Defendant Norman.

III. CONCLUSION

For the reasons stated herein, I recommend that the Court grant Defendants' motion to dismiss Lindner's claims relating to the 2011 meeting for lack of subject matter jurisdiction. The Court should also dismiss those claims because American Express properly excluded Lindner's proposal and nomination under SEC Rules and, in any event, the claims are now moot because the meeting has already taken place. The Court should grant Defendants' motion to dismiss Lindner's remaining claims, as those allegations relate to the 2006 Action. The Court should also dismiss sua sponte all claims against Defendant Norman.

PROCEDURE FOR FILING OBJECTIONS

Pursuant to 28 U.S.C. § 636(b)(1) and Rule 72(b) of the Federal Rules of Civil Procedure, the parties shall have fourteen (14) days from service of this Report to file written objections. See also Fed. R. Civ. P. 6. Such objections, and any responses to such objections, shall be filed with the Clerk of Court, with courtesy copies delivered to the chambers of the Honorable Jed S. Rakoff and to the chambers of the undersigned, United States Courthouse, 500 Pearl Street, New York, New York, 10007. Any requests for an extension of time for filing objections must be directed to Judge Rakoff. **FAILURE TO FILE OBJECTIONS WITHIN FOURTEEN (14) DAYS WILL RESULT IN A WAIVER OF OBJECTIONS AND WILL PRECLUDE APPELLATE REVIEW.** See Thomas v. Arn, 474 U.S. 140 (1985); Wagner & Wagner, LLP v. Atkinson, Haskins, Nellis, Brittingham, Gladd & Carwile, P.C., 596 F.3d 84, 92 (2d Cir. 2010); 28 U.S.C. § 636(b)(1); Fed. R. Civ. P. 72. If Plaintiff does not have access to cases cited herein that are reported on LexisNexis or Westlaw, he should request copies from Defendants' counsel. See Lebron v. Sanders, 557 F.3d 76, 79 (2d Cir. 2009).

Dated: New York, New York
June 27, 2011

JAMES L. COTT
United States Magistrate Judge

Copies of this Memorandum and Order have been mailed to the following:

Hon. Jed S. Rakoff

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Joseph N. Sacca
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-3522
Tel: 212-735-3000
Fax: 212-735-2000
Email: jsacca@skadden.com

EXHIBIT I

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PETER LINDNER,

Plaintiff,

-v-

AMERICAN EXPRESS COMPANY, et al.,

Defendants.

10 Civ. 2228 (JSR)(JLC)

ORDER

JED S. RAKOFF, U.S.D.J.

On June 27, 2011, the Honorable James L. Cott, United States Magistrate Judge, issued a Report and Recommendation in the above-captioned matter recommending that the Court grant defendants' motion to dismiss the action in its entirety.

Plaintiff has failed to file any objection to the Report and Recommendation, and, for that reason alone, has waived any right to review by this Court. See Thomas v. Arn, 474 U.S. 140, 147-48 (1985); Mario v. P & C Food Markets, Inc., 313 F.3d 758, 766 (2d Cir. 2002); Spence v. Superintendent, Great Meadow Corr. Facility, 219 F.3d 162, 174 (2d Cir. 2000). Accordingly, the Court hereby adopts the Report and Recommendation, and, for the reasons therein, dismisses the action with prejudice. In addition, because plaintiff has not made a substantial showing of the denial of a constitutional right, a certificate of appealability will not issue. See 28 U.S.C. § 2253. Moreover, the Court certifies that any appeal from this Order would not be taken in good faith, as plaintiff's claims lack any arguable basis in law or fact, and therefore permission to proceed _in forma pauperis_ is also denied. _See_ 28 U.S.C. § 1915(a)(3); _see also_ _Seimon v. Emigrant Savs. Bank (In re Seimon)_, 421 F.3d 167, 169 (2d Cir. 2005). Clerk to enter judgment.

SO ORDERED.

JED S. RAKOFF, U.S.D.J.

Dated: New York, New York
August 15, 2011

EXHIBIT J

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-----------------------------------x

PETER LINDNER,

Plaintiff,

-v-

AMERICAN EXPRESS COMPANY, et al.,

Defendants.

-----------------------------------x

10 Civ. 2228 (JSR)(JLC)

ORDER

JED S. RAKOFF, U.S.D.J.

On June 27, 2011, the Honorable James L. Cott, United States Magistrate Judge, issued a Report and Recommendation in the above-captioned matter recommending that the Court grant defendants' motion to dismiss the action in its entirety. Objections to the Report and Recommendation, if any, were due by July 14, 2011. No objections were received. Accordingly, on August 15, 2011, the Court issued an Order adopting the Report and Recommendation and dismissing the action in its entirety.

On August 17, 2011 and August 18, 2011, the Court received via fax various submissions from plaintiff Peter Lindner. In these submissions, plaintiff avers that he completed his written objections to the Report and Recommendation on July 18, 2011 but did not send the document to the Court "so that [he] could review it without anger."[1] Pl. Affidavit ¶ 3. Plaintiff offers various other

[1] The Court notes that any objections submitted on July 18, 2011 would have been untimely in any event. However, the date on which plaintiff's objections were completed is irrelevant because, as explained below, the Court has now reviewed those

excuses for his failure to timely file objections, none of which is remotely compelling.[2] However, in deference to plaintiff's pro se status, the Court has nonetheless reviewed the objections plaintiff faxed to the Court on August 17, 2011 and the underlying record de novo.

Having done so, the Court finds itself in complete agreement with Magistrate Judge Cott's Report and Recommendation. Accordingly, the Court reaffirms in all respects its August 15, 2011 Order dismissing the action in its entirety. In addition, because plaintiff has not made a substantial showing of the denial of a constitutional right, a certificate of appealability will not issue. See 28 U.S.C. § 2253. Moreover, the Court certifies that any appeal from this Order would not be taken in good faith, as petitioner's claim lacks any arguable basis in law or fact, and therefore permission to proceed in forma pauperis is also denied. See 28 U.S.C. § 1915(a)(3); see also Seimon v. Emigrant Savs. Bank (In re Seimon), 421 F.3d 167, 169 (2d Cir. 2005). Plaintiff is instructed

---

objections de novo.

[2] Plaintiff contends, for example, that his delay should be excused because, among other things, he traveled to Los Angeles for five days to study a computer language for the iPhone, he participated in several job interviews, he has been negotiating with his previous employer concerning severance and insurance, and he is involved "in a mind-numbing set of court cases at several different levels." See Pl. Affidavit ¶¶ 1-9.

that any further submissions to the Court would be improper and will not be considered by the Court.

SO ORDERED.

JED S. RAKOFF, U.S.D.J.

Dated: New York, New York
August 20, 2011

EXHIBIT K

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
------------------------------x

PETER LINDNER,

Plaintiff,

v. 10 CV 2267 (SHS)

AMERICAN EXPRESS CO.,

Defendant.

------------------------------x

New York, N.Y.
April 2, 2010
11:15 a.m.

Before:

HON. SIDNEY H. STEIN

District Judge

APPEARANCES

PETER LINDNER
Pro Se Plaintiff

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Attorneys for Defendant
BY: DOUGLAS M. KRAUS
DANIEL E. STOLLER
SARAH BENDER-NASH

(In open court; case called)

MR. LINDNER: My name is Peter Lindner. I'm the attorney pro se litigant.

THE COURT: Good morning, sir. I apologize to everybody for the delay. It was unavoidable.

MR. KRAUS: Douglas Kraus, your Honor, from Skadden, Arps, Slate, Meagher & Flom, and Daniel Stoller, also from Scadden, Arps for American Express Company.

THE COURT: Good morning. And is somebody else with you?

MR. KRAUS: Yes. I'm sorry. Sarah Bender-Nash.

THE COURT: Good morning. Please be seated. This action was recently filed and an order to show cause was signed in Part I by Judge Berman on March 18.

MR. LINDNER: Your Honor --

THE COURT: Yes.

MR. LINDNER: I was being harassed repeatedly by Jean Park on communicating to AmEx employees and communicating about this case. And in -- even as late as last year, Jean Park said -- I have the e-mail here -- Jean Park wrote to Magistrate Judge Katz saying that I couldn't talk to an AmEx employee. So, therefore, I couldn't go to the shareholder meeting and talk because it happens to be an AmEx employee, namely CEO Ken Chenault, who will be heading the meeting. So when I present my shareholder proposal, I would be talking to him. And therefore, I shouldn't be allowed to present it.

So, I argued to Magistrate Judge Katz that that's an attempt to stop free speech before the fact rather than after. And then he granted me that I could attend the meeting and

speak to Ken Chenault.

But any time that I mentioned this case, Ms. Park would try to stop it saying you're talking about the case with AmEx personnel.

So, I'm saying that for over a year I was told I could not communicate with the AmEx people, and that included Steven Norman, the secretary of the corporation, and then later his replacement, who was Carol Schwartz, both of whom are lawyers. And so, I was not able to -- even though I had sent my original -- filed it with the SEC on May of 2009, I couldn't do the second part, which is to say file it in a timely way or have them say it's too early or too late.

THE COURT: I don't see a prohibition against your filing it here -- when I say here, I mean with AmEx.

But now that you're talking about the SEC, the SEC in a way supports my position that the proposal did not have to be included in the proxy materials; that AmEx did submit your proposal to the SEC, along with AmEx's reasons for denying putting it in the proxy materials. And the SEC, after reviewing your request and AmEx's response, issued what's called a no-action letter; that on the SEC's view, their review found some basis for the view that American Express may exclude the proposal.

MR. LINDNER: What was the date of that, your Honor?

THE COURT: "Because American Express received it

after the deadline," and it concluded that "We will not recommend..." this is the SEC speaking. "We will not recommend enforcement action to the commission if American Express omits the proposal from its proxy materials."

That's Exhibit 3 to the Sacca declaration, and it's dated March 19, 2010. See also Donoghue v. Accenture Limited, 2004 U.S. District LEXIS 16073 at *10 (Southern District New York, August 16, 2004) which states that the SEC no-action letters are "entitled to careful consideration as representing the views of persons who are continuously working with the provisions of the statute involved."

So, because it is untimely, in part because there's support for that position in the no-action letter of the SEC, I'm finding that defendant has no obligation to include Mr. Lindner's request for a proposal on the ballot to go to the

shareholders.
So, in terms of a preliminary injunction, there is no likelihood of success here --
MR. LINDNER: Your Honor --
THE COURT: -- with respect to the first request for injunctive relief. And that goes for -- I'm finding there is no success as a matter of merits also. So that claim fails as a matter of merits.
Yes, sir.
MR. LINDNER: Thank you very much, your Honor, and I'm

sorry to have interrupted your Honor.
THE COURT: That's all right.
MR. LINDNER: There are two points here. One is the New York Judiciary Law 487 on intent to deceive the Court. And the other is on the SEC no-action letter. On the last page they say that this is an informal procedure.
THE COURT: Right.
MR. LINDNER: The true person would be your Honor.
THE COURT: I think that's right, and I've just made my ruling. That's why I said that the no-action letter is supportive. But I'm not relying as a matter of law on that no-action letter. I'm pointing out that the SEC has said that in their view they would not recommend enforcement action to the commission if American Express omitted the proposal.
You're right. That's not binding on me.
We'll get to the New York Judiciary Law in a minute.
Now let's turn to the second request for injunctive relief.
MR. LINDNER: Your Honor, not to -- on -- I'm including -- again, this is -- your Honor is saying that I'm missing the deadline.
THE COURT: Yes. As a matter of fact you're saying that. You're just saying --
MR. LINDNER: I'm saying that I was prohibited from communicating.

THE COURT: And I don't see that, but I understand your position and you have a record now.
MR. LINDNER: Another factor was that when I applied for a job with a consulting firm, and the -- AmEx was one of their clients, and I interviewed, and they gave a bogus reason for not hiring me, which was actually a violation of the contract that AmEx and I signed of June of 2000, I tried to remind the person that they have a code of conduct. And if they have a question on discrimination, they should go to the leader and they should contact the secretary of the corporation.
Then I wrote to AmEx, and I believe I either wrote to Carol Schwartz or Louise Parent, pointing that out. And if I'm not mistaken, Jean Park said that I was again communicating to American Express.
THE COURT: All right. But what you're doing now -- I understand that point. You're talking about your approximately decade-long employment dispute --
MR. LINDNER: Correct.
THE COURT: -- with American Express, which this is

EXHIBIT L

From: Sacca, Joseph N (NYC)
To: 'Peter main email'
Subject: RE: American Express
Date: 12/7/2011 5:11:48 PM
CC:
BCC: Grossman, Richard J (NYC); Denton, J. Russel (NYC); Weberman, Melissa L (NYC)

Message:
Please see attached.

From: Peter main ema***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 07, 2011 12:19 PM
To: Sacca, Joseph N (NYC)
Cc: cfletters@sec.gov
Subject: American Express

To American Express:

I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination*, and having a Truth Commission to find out exactly what discrimination has occurred at Amex over the past 15 years.

1) Please inform me via email or Fedex within 48 hours of the deadline for submission, and to whom I can email it to. I certify I have more than $2,000 in Amex shares.

2) Please tell me if you have any objection to removing any restrictions on me contacting American Express people via email or US Mail regarding this shareholder proposal.

Regards,

Peter Lindner

FISMA & OMB Memorandum M-07-16

*This concerns discrimination against gays and older people, etc. under various federal, State, and local laws, in particular the Civil Rights Act of 1964, the OWBPA (Older Workers Benefits Protection Act), NY State Human Rights and NYC Human Rights which specifically include gay people, of which I am one.

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to

direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]"[cite 43: See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).]

http://www.sec.gov/rules/final/34-40018.htm

Attachments:
Letter.pdf

American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01-50-01
New York, NY 10285

December 7, 2011

Peter Lindner

FISMA & OMB Memorandum M-07-16

Dear Mr. Lindner:

I am writing in response to your email to Joe Sacca relating to your plan to submit a shareholder proposal to American Express Company (the "Company"). As disclosed in the Company's proxy materials in connection with its 2011 annual meeting of shareholders, the deadline to submit a shareholder proposal for inclusion in the Company's proxy statement pursuant to Rule 14a-8 was November 23, 2011. Accordingly, should you submit a shareholder proposal to the Company pursuant to Rule 14a-8, the Company would seek to exclude such proposal from its proxy materials on the grounds that it was not submitted by the November 23, 2011 deadline.

Sincerely,

Carol Schwartz

Carol Schwartz
Secretary & Corporate
Governance Officer